UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                           INTRAOP MEDICAL CORPORATION
                           ---------------------------
                                (Name of Issuer)


                 Class A Common Stock, $0.001 par value per share
                 ------------------------------------------------
                         (Title of Class of Securities)


                                    46118N101
                                 --------------
                                 (CUSIP Number)



                                December 31, 2006
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ X ]___Rule 13d-1(b)

                               [ ]___Rule 13d-1(c)

                               [ ]___Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No.: 46118N101                                        Page 2 of 11 Pages

................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     MAGNETAR FINANCIAL LLC
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

     Delaware
................................................................................
Number of             5.   Sole Voting Power                  1,895,167   (1)
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                None
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power             1,895,167   (1)
Person With          ..........................................................
                      8.   Shared Dispositive Power           None
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,895,167 (1)
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     7.18% based on 26,377,172 shares outstanding as of November 30, 2006.
................................................................................
12.  Type of Reporting Person:

     IA; OO


(1) In addition, the Reporting Person may be deemed to be the beneficial owner of certain warrants to purchase 2,500,000 Shares and certain debt securities that are convertible into 5,000,000 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, and the debt securities are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants or converting the debt securities, as the case may be, to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                 SCHEDULE 13G

CUSIP No.: 46118N101                                        Page 3 of 11 Pages

................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     MAGNETAR CAPITAL PARTNERS LP
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

     Delaware
................................................................................
Number of             5.   Sole Voting Power                  None
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                1,895,167   (1)
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power             None
Person With          ..........................................................
                      8.   Shared Dispositive Power           1,895,167   (1)
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,895,167  (1)
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     7.18% based on 26,377,172 shares outstanding as of November 30, 2006.
................................................................................
12.  Type of Reporting Person:

     HC; OO

(1) In addition, the Reporting Person may be deemed to be the beneficial owner of certain warrants to purchase 2,500,000 Shares and certain debt securities that are convertible into 5,000,000 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, and the debt securities are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants or converting the debt securities, as the case may be, to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                 SCHEDULE 13G

CUSIP No.: 46118N101                                        Page 4 of 11 Pages

................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     SUPERNOVA MANAGEMENT LLC
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

     Delaware
................................................................................
Number of             5.   Sole Voting Power                  None
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                1,895,167  (1)
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power             None
Person With          ..........................................................
                      8.   Shared Dispositive Power           1,895,167  (1)
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,895,167  (1)
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     7.18% based on 26,377,172 shares outstanding as of November 30, 2006.
................................................................................
12.  Type of Reporting Person:

     HC; OO

(1) In addition, the Reporting Person may be deemed to be the beneficial owner of certain warrants to purchase 2,500,000 Shares and certain debt securities that are convertible into 5,000,000 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, and the debt securities are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants or converting the debt securities, as the case may be, to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                 SCHEDULE 13G

CUSIP No.: 46118N101                                        Page 5 of 11 Pages

................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     ALEC N. LITOWITZ
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

     United States of America
................................................................................
Number of             5.   Sole Voting Power                  None
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                1,895,167  (1)
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power             None
Person With          ..........................................................
                      8.   Shared Dispositive Power           1,895,167  (1)
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,895,167  (1)
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     7.18% based on 26,377,172 shares outstanding as of November 30, 2006.
................................................................................
12.  Type of Reporting Person:

     HC

(1) In addition, the Reporting Person may be deemed to be the beneficial owner of certain warrants to purchase 2,500,000 Shares and certain debt securities that are convertible into 5,000,000 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, and the debt securities are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants or converting the debt securities, as the case may be, to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                                            Page 6 of 11 Pages

Item 1(a).  Name of Issuer:

            Intraop Medical Corporation (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            570 Del Ray Avenue Sunnyvale, California 94086

Item 2(a).  Name of Person Filing:

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Magnetar Financial LLC ("Magnetar Financial");

            ii)   Magnetar Capital  Partners LP ("Magnetar Capital Partners");

            iii)  Supernova Management LLC ("Supernova Management"); and

            iv)   Alec N. Litowitz ("Mr. Litowitz").

            This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Magnetar Financial is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).  Citizenship:

            i)    Magnetar Financial is a Delaware limited liability company;

            ii)   Magnetar  Capital  Partners is a Delaware limited partnership;

            iii)  Supernova   Management  is  a  Delaware  limited   liability
company; and

            iv)   Mr. Litowitz is a citizen of the United States of America.

                                                            Page 7 of 11 Pages

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.001 par value per share (the "Shares")

Item 2(e).  CUSIP Number:

            46118N101

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

            (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

            (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

            (e)     [X]  An   investment   adviser  in   accordance   with  Rule
                    13d-1(b)(1) (ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of February 5, 2007, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of the 1,895,167 Shares held for the account of Magnetar Capital Master Fund. This amount consists of: (A) 1,895,167 Shares held for the account of Magnetar Capital Master Fund; (B) certain warrants to purchase 2,500,000 Shares held for the account of Magnetar Capital Master Fund; and (C) certain debt securities that are convertible into 5,000,000 Shares held for the account of Magnetar Capital Master Fund. The warrants contain a contractual provision blocking exercise of the warrants and convertible preferred when the holder beneficially owns more than 4.99% of the issued and outstanding Shares. Since the Reporting Persons currently own 7.18% of the Shares, the warrants and convertible preferreds are not currently exercisable and thus, the shares underlying the warrants and convertible preferreds have not been included in the calculation, of the Reporting Persons, beneficial ownership of the Shares.





Item 4(b)   Percent of Class:

            The number of Shares of which each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 7.18% of the total number of Shares outstanding (based upon information provided by the Issuer in its annual report on Form 10-KSB on December 22, 2006, there were approximately 26,377,172 shares outstanding as of November 30, 2006).

Item 4(c)   Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                         1,895,167 (1)

(ii) Shared power to vote or direct the vote:                              0

(iii) Sole power to dispose or direct the disposition of:          1,895,167 (1)

(iv) Shared power to dispose or direct the disposition of:                 0


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                 0

(ii) Shared power to vote or direct the vote:                      1,895,167 (1)

(iii) Sole power to dispose or direct the disposition of:                  0

(iv) Shared power to dispose or direct the disposition of:         1,895,167 (1)

Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

(1) In addition, the Reporting Person may be deemed to be the beneficial owner of certain warrants to purchase 2,500,000 Shares and certain debt securities that are convertible into 5,000,000 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, and the debt securities are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants or converting the debt securities, as the case may be, to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                                            Page 8 of 11 Pages

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:
            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:
            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 9 of 11 Pages


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007              MAGNETAR FINANCIAL LLC

                                     By: Magnetar Capital Partners LP
                                          As Sole Member

                                     By:  /s/ Alec N. Litowitz
                                          ----------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                            LLC, as General Partner of
                                            Magnetar Capital Partners LP


Date: February 14, 2007              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                          ----------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                            LLC, as General Partner of
                                            Magnetar Capital Partners LP

Date: February 14, 2007              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                          ----------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager

Date: February 14, 2007              ALEC N. LITOWITZ


                                    /s/ Alec N. Litowitz
                                    ----------------------------------------

                                                           Page 10 of 11 Pages


                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.    Joint Filing Agreement, dated February 14, 2007 by and among
      Magnetar Financial, Magnetar  Capital Partners LP, Supernova
      Management LLC, and Alec N. Litowitz...........................       11

                                                           Page 11 of 11 Pages



                                   EXHIBIT A

                            JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Intraop Medical Corporation dated as of February 14, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2007              MAGNETAR FINANCIAL LLC

                                     By: Magnetar Capital Partners LP
                                          As Sole Member

                                     By:  /s/ Alec N. Litowitz
                                          ----------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                            LLC, as General Partner of
                                            Magnetar Capital Partners LP


Date: February 14, 2007              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                          ----------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                            LLC, as General Partner of
                                            Magnetar Capital Partners LP

Date: February 14, 2007              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                          ----------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager

Date: February 14, 2007              ALEC N. LITOWITZ


                                    /s/ Alec N. Litowitz
                                    ----------------------------------------